

October 5, 2012

Via E-mail
Joshua Bleak
President and Chief Executive Officer
Passport Potash Inc.
608 – 1199 West Pender Street
Vancouver, BC V6E2R1
Canada

>   **Re: Passport Potash Inc.**
>   **Amendment No. 1 to Registration Statement on Form 10**
>   **Filed September 21, 2012**
>   **File No. 000-54751**

Dear Mr. Bleak:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing an amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended February 29, 2012 and February 28, 2011, page 25

1.   We note the table of results of operations presented here does not foot and is not consistent with the statements of operations presented on page 94. Please revise as appropriate.

2.   We note your revisions in response to comment 9 in our letter dated July 27, 2012. However, we note your discussions of operations include only analysis of the expenses paid by cash. To enhance an investor's understanding of your business, please revise your discussions here and discussions of interim results of operations on page 23 to

include an analysis of expenses related to each significant line item on your statement of operations (e.g., consulting, mineral property option payments and exploration costs, management fees, etc.). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts.

Liquidity and Capital Resources, page 28

3.   Please expand your response to comment 11 in our letter dated July 27, 2012 to describe clearly the status of your efforts to obtain additional equity financing in order to pursue your plan of operations, including, for example, whether you have obtained any commitments for additional equity financing.

Properties, page 35

4.   Please reconcile your revised disclosure on page 40 that the Bureau of Land Management permits are still in process with your disclosure on page 37 that you control four prospecting permits on federal land.

5.   We note your response to comment 13 in our letter dated July 26, 2012. Please provide more information regarding the specific worldwide potash projects and respective processing techniques that you have used as a comparison to determine you 8% cut-off grade.

6.   Additionally, based on our understanding of National Instrument 43-101, the indicated and inferred resources defined in your technical report do not appear to be continuously connected. For instance, it appears that separate areas of indicated resources and separate areas of inferred resources have been defined, and that additional sampling in regards to your indicated resources would be needed to allow for the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. Please tell us if your mineral resources meet the Canadian definitions of mineral resources and how you have made this determination.

Financial Statement Schedules and Exhibits, page 79

7.   We note that you continue to file numerous exhibits in graphic or image files and not in required ASCII or as text in HTML format as requested in comment 30 in our letter dated July 27, 2012; therefore, we reissue the comment.

Financial Statements

Consolidated Statement of Operations, Page 81 and 93

8.   We read your response to comment 27 in our letter dated July 27, 2012; however, your revisions do not appear to comply with the guidance of SAB Topic 14.F. We note you

have presented certain line items of expenses classified based on the payment arrangement (i.e. cash and stock based) separately. Please revise to remove stock-based expenses presented as separate line items and classify such expenses related to stock based payment arrangements into respective expense captions where related cash compensation costs are ordinarily classified. Detailed information of the impact of stock based compensation can be provided via footnote disclosure.

You may contact Blaise Rhodes, at (202) 551-3774, or Raj Rajan, at (202) 551-3388, if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, at (202) 551-3610, if you have questions on engineering matters. Please contact Ruairi Regan, at (202) 551-3269, or Brigitte Lippmann, at (202) 551-3713, with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: (via e-mail) Michael Shannon, Esq.
        McMillan LLP